Exhibit 3.1

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
QDM INTERNATIONAL INC.

DOCUMENTS NUMBER P20000021193

Pursuant to Section 607.1006 of the Florida Business Corporation Act (the “FBCA”), this Florida Profit Corporation adopts the following amendments to its Articles of Incorporation:

1.	The name of the Corporation is: QDM International Inc. (the “Corporation”).

2.	The Articles of Incorporation of the Corporation were filed with the Secretary of State of the State of Florida on March 10, 2020, as amended by the Articles of Amendment to Articles of Incorporation filed on October 8, 2020, the Articles of Amendment to Articles of Incorporation filed on August 10, 2021, and the Articles of Amendment to the Articles of Incorporation filed on March 29, 2024.

3.	Upon the Effective Time (as defined below), each thirty four (34) shares of common stock, par value $0.0001 per share, of the Corporation (the “Common Stock”) issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.0001 per share. Notwithstanding the immediately preceding sentence, there shall be no fractional shares issued and, in lieu thereof, a holder of Common Stock on the Effective Time who would otherwise be entitled to a fraction of a share as a result of the Reverse Stock Split, following the Effective Time, shall receive a full share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined.

4.	These Articles of Amendment were duly adopted in accordance with Section 607.1001 of the FBCA. The Board of Directors duly adopted resolutions setting forth and declaring advisable these Articles of Amendment and directed that the proposed amendments be considered by the shareholders of the Corporation. The Articles of Amendment were duly approved and adopted by written consent of shareholders holding a majority of the Corporation’s voting power voting as a single class as of the record date pursuant to Section 607.0704 of the FBCA as of July 18, 2025. The number of votes cast for the amendments by the shareholders was sufficient for approval.

5.	These Articles of Amendment shall become effective upon filing with the Secretary of State of the State of Florida. (the “Effective Time”).

[Signature Page Follows]

IN WITNESS WHEREOF, QDM International Inc. has caused this Articles of Amendment to Articles of Incorporation to be executed by its duly authorized officer as of this 16th day of September, 2025.

QDM INTERNATIONAL INC.

By:	/s/ Huihe Zheng
Name:	Huihe Zheng
Title:	President and Chief Executive Officer